Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 30, 2010

Relating to Preliminary Prospectus Supplement dated September 30, 2010 to Prospectus dated March 21, 2008

Registration Nos. 333-149856 and 333-149856-01

REGENCY CENTERS, L.P.

Pricing Term Sheet

Issuer:	Regency Centers, L.P.

Security:	4.80% Notes due 2021 (the “Notes”)

Size:	$250,000,000

Guarantee:	Regency Centers Corporation, the general partner of Regency Centers, L.P., will guarantee the payment of principal and interest of the Notes.

Coupon (Interest Rate):	4.80% per annum

Interest Payment Dates:	April 15 and October 15, commencing on April 15, 2011

Maturity:	April 15, 2021

Price to Public:	99.860% of principal amount, plus accrued interest, if any, from the date of original issuance

Trade Date:	September 30, 2010

Settlement Date:	T+5; October 7, 2010

Net Proceeds:	$248,025,000 (after deducting underwriting discount and before expenses associated with the transaction)

Redemption Provision:	In full or in part at any time; prior to January 15, 2021, make-whole call based on U.S. Treasury plus 0.35% (35 basis points) and, on or after January 15, 2021, redeemable at 100%.

Yield to maturity:	4.817%

Spread to Benchmark Treasury:	230 basis points

Benchmark Treasury:	U.S. Treasury 2.625% due August 15, 2020

Benchmark Treasury Price and Yield:	100–30; 2.517%

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB+

Denomination:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	75884RAS2 / US75884RAS22

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

Co-Managers:

PNC Capital Markets LLC

Morgan Keegan & Company Inc.

SunTrust Robinson Humphrey, Inc.

Daiwa Capital Markets America Inc.

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

Mizuho Securities USA Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets Corporation

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling J.P. Morgan Securities LLC at (212) 834-4533 (collect) or calling or e-mailing Wells Fargo Securities, LLC at (800) 326-5897 or prospectus.specialrequests@wachovia.com.

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